*FOIA Confidential Treatment Request* Confidential Treatment Requested by PetroQuest Energy, Inc. (02132015)

February 23, 2015

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. Karl Hiller and Mr. Ron Winfrey

Re:	PetroQuest Energy, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 5, 2014

File No. 001-32681

Response Letter dated February 3, 2015

Dear Messrs. Hiller and Winfrey:

This letter is in response to your letter dated February 13, 2015 (the “Comment Letter”), to PetroQuest Energy, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”). For your convenience, each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff from the Comment Letter appearing in bold type. For ease of reference, the heading and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

We hope the Staff will consider this letter to be responsive to the comments. We respectfully request an opportunity to discuss this letter further with the Staff if, following a review of this information, the Staff does not concur with our analysis.

Form 10-K for Fiscal Year Ended December 31, 2013

Oil and Gas Reserves, page 7

1.

Your response to comment number 1 from our letter dated January 30, 2015 includes discussion of adjustments that might have been made to your reported PUD volumes as of December 31, 2013 had your revised review process been in place at that time. This discussion suggests that you have concluded that you had established reasonable certainty for all other previously disclosed PUD volumes. However, in view of the factors described in our comment, and given the revisions you have determined are necessary to your review process, such a conclusion does not appear supportable.

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Accordingly, provide an analysis that addresses the impact of removing all previously disclosed PUD volumes for which you had not established reasonable certainty, or explain to us why you believe no other revisions are necessary. In particular, explain how you have established that the three oldest PUD “layers” as of December 31, 2012 and the four oldest PUD “layers” as of December 31, 2013 were reasonably certain as of those dates.

COMPANY RESPONSE: In response to the Staff’s comment, we have reviewed the reasonable certainty of our PUD reserves as of December 31, 2012 and December 31, 2013, including, specifically, the three oldest PUD “layers” as of December 31, 2012 and the four oldest PUD “layers” as of December 31, 2013. This extensive review was performed by our PUD Review Committee on a PUD-by-PUD basis utilizing the enhanced reserve booking process disclosed in our prior response letter dated February 3, 2015, as supplemented by our discussion with the Staff on February 20, 2015 to focus on the reasonable certainty of the oldest PUD “layers” of our PUD reserves. Based on that discussion, we believe we have a better understanding of what constitutes a final investment decision, which is necessary for the adoption of a development plan and the booking of PUD reserves in compliance with Rule 4-10(a) of Regulation S-X, and will utilize our enhanced reserve booking procedures in connection with our future filings with the Commission.

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Finally, as requested by the Staff in our discussion on February 20, 2015, the tables in Appendix 2 are revised versions of the 12/31/12 and 12/31/13 tables in Appendix 1 from our January 22, 2015 response letter clarifying the ultimate disposition status of those PUDs previously identified as “Written off - other (primarily SEC pricing; also new opportunities and other)”. Appendix 2 also provides the analysis requested by the Staff regarding the specific impact that our 2013 acquisition had on our PUDs as of December 31, 2012.

2.	Identify for us the specific locations and volumes underlying the 24 locations and 18 Bcfe that have been reclassified to probable as of December 31, 2014. As part of your response, indicate when the locations were initially booked, the dates they were initially scheduled to be drilled, and any revised drilling dates.

COMPANY RESPONSE: Pursuant to the Staff’s request, the table in Appendix 3 discloses a schedule that shows when locations were initially booked, the dates they were initially scheduled to be drilled, and any revised drilling dates for those specific locations and volumes underlying the 24 locations and 18 Bcfe that have been reclassified to probable as of December 31, 2014.

3.	Provide us an aging of your PUD locations and volumes as of December 31, 2014 which shows the date of initial booking, the dates they were initially scheduled to be drilled, any revised drilling dates, and the reasons for any revisions to drilling dates.

COMPANY RESPONSE: Pursuant to the Staff’s request, Appendix 4 provides a table disclosing an aging of our PUD locations and volumes as of December 31, 2014 as well as a schedule showing the date of initial booking, dates they were initially scheduled to be drilled, any revised drilling dates.

In connection with the Company’s response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (337) 232-7028 with any additional comments or questions you may have.

Regards,

/s/ J. Bond Clement

J. Bond Clement
Executive Vice President and Chief Financial Officer

APPENDIX 1	*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
PetroQuest Energy, Inc. (02132015)

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APPENDIX 1	*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
PetroQuest Energy, Inc. (02132015)

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APPENDIX 2	*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
PetroQuest Energy, Inc. (02132015)

Pursuant to the Staff’s request in our discussion on February 20, 2015, we have revised the tables below that were previously included in Appendix 1 from our January 22, 2015 response letter to further clarify the ultimate disposition status of those PUDs identified as “Written off - other (primarily SEC pricing; also new opportunities and other)”. We advise the Staff that while the title of the disposition status included the term “SEC pricing”, “SEC pricing” was primarily applicable to reserves at December 31, 2011 and 2012. This table also illustrates the impact of our significant acquisition in 2013 on our PUDs as of December 31, 2012.

Reserves at 12/31/12 scheduled to be drilled in 2013:

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APPENDIX 2	*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
PetroQuest Energy, Inc. (02132015)

Reserves at 12/31/13 scheduled to be drilled in 2014:

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APPENDIX 3	*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
PetroQuest Energy, Inc. (02132015)

Pursuant to the Staff’s request, the table below discloses when locations were initially booked, the dates they were initially scheduled to be drilled, and any revised drilling dates for those specific locations and volumes underlying the 24 locations and 18 Bcfe that have been reclassified to probable as of December 31, 2014.

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APPENDIX 4	*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
PetroQuest Energy, Inc. (02132015)

Pursuant to the Staff’s request, the below is a table that provides an aging of our PUD locations and volumes as of December 31, 2014 as well as a schedule showing the date of initial booking, dates they were initially scheduled to be drilled, any revised drilling dates.

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APPENDIX 4	*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
PetroQuest Energy, Inc. (02132015)

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APPENDIX 4	*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
PetroQuest Energy, Inc. (02132015)

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